Mail Stop 3561

								            November 14,
2005

Mr. James M. Spiezio
Chief Financial Officer
Beacon Power Corporation
234 Ballardvale Street
Wilmington, Massachusetts 01887-1032

		RE:	Beacon Power Corporation
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed March 31, 2005
Forms 10-Q for Fiscal Quarters Ended March 31 and June 30, 2005
			File No. 1-16171

Dear Mr. Spiezio:

	We have reviewed your responses in your letter dated October
26,
2005 and have the following additional comments. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


















Attachment A. Audit Report

1. We note your auditors` reference to and reliance on other auditors` work for the period from May 8, 1997 (the date of inception) through December 31, 2001. Please also include a copy of this audit report with your amended filing. See Rule 2-05 of Regulation S-X.

Attachment B. Revised Controls and Procedures

2. We note that the draft of your proposed revisions is pending legal and Board review. We would expect to see any drafts that we have reviewed and cleared to appear verbatim in the amended filing. If any changes are made to your proposed disclosures resulting from the review by your legal personnel and Board of Directors, we may have additional comments.

Attachment C. Explanatory Note regarding this Form 10-K/A

3. We do not believe the revisions to the disclosure controls and procedures are immaterial since we would not have been able to accept your Form 10-K with the original wording. Please revise the note accordingly.


As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter as a correspondence file on EDGAR.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or me at (202) 551-3843 with any other questions.


		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
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Mr. James M. Spiezio
Beacon Power Corporation
November 14, 2005
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